K&L ELECTRONICS PHOTO & SUPPLY CO.
2102 North Donner Ave.
Tucson, Arizona 85749

Phone (520) 577-1516
Facsimile (520) 760-7224

March 15, 2001


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

RE:   K&L Electronics Photo and Supply Co.
         Registration Statement on Form SB-2
         Filed April 14, 2000
         File Number 333-34754

Attn: Barbara Jacobs, Deputy Chief, Office of Small Business

Dear Ms. Jacobs:

Pursuant to Rule 477, the Company hereby requests withdrawal of the above-captioned Registration Statement as soon as practicable. The Company has determined that it is not in its best interests to proceed with the Registration Statement at this time, as market conditions do not warrant registering for resale the Companies securities. To the best of the knowledge of the Company, there have been no resales of the Companies securities.

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with me.


Very truly yours,


Daniel L. Hodges
Daniel L. Hodges,
President,
K&L Electronics Photo and Supply Co.